CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                          MONTHLY REPORT - AUGUST 2009
                                   -----------


                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------


Net Asset Value (802,377.753 units) at July 31, 2009           $  1,916,849,553
Additions of 0.000 units on August 31, 2009                                   0
Redemptions of (19,536.755) units on August 31, 2009                (46,055,744)
Offering Costs                                                         (171,831)
Net Income (Loss) - August 2009                                     (25,162,007)
                                                               ----------------

Net Asset Value (782,840.998 units) at August 31, 2009         $  1,845,459,971
                                                               ================

Net Asset Value per Unit at August 31, 2009                    $       2,357.39
                                                               ================


                           STATEMENT OF INCOME (LOSS)
                           --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                   $    (12,761,458)
    Change in unrealized                                              4,927,041
  Gains (losses) on forward and options on forward contracts:
    Realized                                                          1,829,532
    Change in unrealized                                             (8,191,630)
  Interest income                                                       427,499
                                                               ----------------

                                                                    (13,769,016)
                                                               ----------------

Expenses:
  Brokerage fee                                                      11,265,680
  Performance fee                                                             0
  Operating expenses                                                    127,311
                                                               ----------------

                                                                     11,392,991
                                                               ----------------

Net Income (Loss) - August 2009                                $    (25,162,007)
                                                               ================

                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on August 31, 2009                       $   2,357.39

Net Asset Value per Unit on July 31, 2009                         $   2,388.96

Unit Value Monthly Gain (Loss) %                                         (1.32)%

Fund 2009 calendar YTD Gain (Loss) %                                    (10.36)%


To the best of my knowledge and belief, the information contained herein is accurate and complete.


                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit

Dear Investor,

Losses in August Centered on Fixed Income...

While risk appetite was generally strong in August, investor's risk behavior was a bit random as fixed income initially sold off on better than expected payrolls data, but spent the rest of the month rallying. Bernanke's nomination for a second term and continued "lower rates for longer" comments from Fed officials helped support treasury prices against our general positioning across the curve.

Smaller losses were recorded in currency trading as investors appeared unwilling to chase growth currencies higher, at the expense of the dollar, from already stretched levels. Gains were recorded in commodity markets as Campbell has recently increased its exposure to this sector with the launch of more agile models, providing more efficient holding period diversification. Trading in base and precious metals was a primary driver as the "risk on" trade prevailed on improving economic data. Equity indices trading yielded a marginal gain as positioning geographically and across model groups remains mixed.

In 2009, markets have been primarily driven by investors' indecisiveness in risk appetite, typically dependant on the economic data or news of the day. As such, while "risk on" is applied slowly, the "risk off" trade is abrupt and somewhat violent. This causes most momentum-oriented strategies to struggle as the models try to balance a commitment to the longer-term prevailing trend with the risk management of the short-term price reversals. The ongoing frustration with trading performance resulting from the bumpy risk landscape is palpable, but educated commitment pays off when you are engaged prior to the emergence of a defined pattern.

As always, please do not hesitate to call with questions.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.